Exhibit 99.84

CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.

In connection with (1) the annual information form of the Corporation, dated as of March 24, 2011, (the “AIF 2010”) which includes reference to the undersigned in connection with information relating to the report on reserve assessment and evaluation in respect of the oil and gas assets on Edson Property, Weyburn Unit, Midale Unit and Medicine Hat Consolidated Unit No. 1, and (2) the annual information form of the Corporation, dated as of March 25, 2010, (the “AIF 2009”) which includes reference to the undersigned in connection with information relating to the report on reserve assessment and evaluation in respect of the oil and gas assets on Edson Property, Weyburn Unit, Midale Unit and Medicine Hat Consolidated Unit No. 1, the undersigned hereby consents to reference to the undersigned’s name and information derived from the AIF 2010 and the AIF 2009 included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

GLJ PETROLEUM CONSULTANTS LTD.

/s/ John Stilling

	By:	John H. Stilling, P. Eng.
	Title:	Vice- President

Date: August 26, 2011